                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 LTC HEALTHCARE, INC.
--------------------------------------------------------------------------------
                                  (Name of Issuer)


                      Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                           (Title of Class of Securities)


                                    50217R 10 4
--------------------------------------------------------------------------------
                                   (CUSIP Number)


                              Pamela J. Privett, Esq.
                Senior Vice President, General Counsel and Secretary
                                LTC Properties, Inc.
                          300 Esplanade Drive, Suite 1860
                             Oxnard, California  93030
                                  (805) 981-8655
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                  October 21, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:


                         (Continued on the following page)










                                Page 1 of 11 Pages

                                    SCHEDULE 13D


    CUSIP No.    50217R 10 4                             Page 2 of 11


 1    NAME OF REPORTING PERSON

      LTC PROPERTIES, INC.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /

                                                                        (b) / /
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEMS 2(d) or 2(e)                                        / /
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
 NUMBER OF      7    SOLE VOTING POWER
 SHARES
 BENEFICIALLY         299,900 shares
 OWNED BY EACH   --------------------------------------------------------------
 REPORTING       8    SHARED VOTING POWER
 PERSON WITH
                      0
                 --------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      299,900 shares
                 --------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      299,900 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

      CERTAIN SHARES                                                        / /
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to shares of common stock, $.01 par value per share (the "Common Stock"), of LTC Healthcare, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 300 Esplanade Drive, Suite 1860, Oxnard, California 93030.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is being filed by LTC Properties, Inc., a Maryland corporation ("Properties").

          (b) The address of Properties' principal offices is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030. The names, business addresses and principal businesses of each of the directors and executive officers of Properties are set forth on Schedule I hereto and incorporated by reference herein.

          (c) The current principal business of Properties, a self-administered real estate investment trust, is investing primarily in long-term care and other health care-related facilities through mortgage loans, facility lease transactions and other investments.

          (d) During the last five years, neither Properties nor, to the best of its knowledge, any of the executive officers or directors of Properties, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Properties nor, to the best of its knowledge, any of the executive officers or directors of Properties, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) To the best knowledge of Properties, each of the executive officers and directors of Properties is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Properties acquired the 10,000 shares of Common Stock to which this report relates for an aggregate consideration of $20,000 (excluding brokerage commissions), and Properties used its working capital to make such investment. As of October 31, 1998, the aggregate amount of funds paid in cash by Properties in connection with the acquisition of an aggregate total of 299,900 shares of the Common Stock of the Company was $644,056 (excluding brokerage commissions).

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the acquisition of the Common Stock is for investment purposes only, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

          Properties intends to review its investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the

Company, the Company's business and prospects, other investment and business opportunities available to Properties, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Company; PROVIDED HOWEVER, that due to limitations resulting from Properties' status as a real estate investment trust, Properties expects that its investment in the Company will not exceed 10% of the Company's voting Common Stock.

          Except as described herein, Properties has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Properties will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, Properties beneficially owns 299,900 shares of the Company's Common Stock, representing approximately 9.0% of the Company's outstanding Common Stock. In addition, the executive officers and directors of Properties beneficially own shares of the Company's Common Stock. See Schedule II hereto and incorporated by reference herein.

          (b) Properties has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of 299,900 shares of Common Stock. Properties does not share the power to vote or direct the vote, and to dispose or direct the disposition of the 299,900 shares of Common Stock with any other individual or entity. To the best knowledge of Properties, each of the executive officers and directors of Properties that beneficially own the shares of Common Stock listed on Schedule II hereto has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of such shares of Common Stock and does not share the power to vote or direct the vote, and to dispose or direct the disposition of such shares of Common Stock with any other individual or entity.

          (c) See Schedule III hereto and incorporated by reference herein for transactions effected by Properties and the executive officers and directors of Properties who beneficially own shares of the Company's Common Stock.

          (d) To the best knowledge of Properties, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Properties.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On September 30, 1998, Properties consummated a spin-off of the Company through the distribution to the holders of record of Properties' common stock on September 15, 1998 (the "Record Date") of all of the Common Stock of the Company held by Properties (the "Distribution"), pursuant to a Distribution Agreement dated as of September 30, 1998 between Properties and the Company (the "Distribution Agreement"). Each holder of Properties common stock received one share of Company Common Stock for every ten shares of Properties common stock owned on the Record Date. No consideration was paid by the holders of Properties common stock in exchange for the Company

Common Stock. In connection with the Distribution, and in addition to the Distribution Agreement, Properties and the Company entered into an Administrative Services Agreement, Intercompany Agreement and Tax Sharing Agreement.

          In addition, Properties has provided the Company with a $20 million unsecured line of credit bearing interest at 10% and maturing in 2008. The four executive officers of Properties are also executive officers of the Company.
Two of such executive officers, Andre C. Dimitriadis and James J. Pieczynski, are also directors of each of Properties and the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Distribution Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

     Exhibit 2. Administrative Services Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

     Exhibit 3. Intercompany Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

     Exhibit 4. Tax Sharing Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

     Exhibit 5. Amended and Restated Promissory Note, dated as of May 19, 1998, between LTC Healthcare, Inc. and LTC Properties, Inc.

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

 Dated:  November 2, 1998                LTC PROPERTIES, INC.




                                         By:   /s/ Pamela J. Privett
                                               ----------------------------
                                         Name:     Pamela J. Privett
                                         Title:    Senior Vice President,
                                                   General Counsel
                                                      and Secretary

                                    SCHEDULE  I



                        DIRECTORS AND EXECUTIVE OFFICERS OF
                                LTC PROPERTIES, INC.

          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of LTC Properties, Inc. is set forth below.

                                                                               PRINCIPAL OCCUPATION, IF OTHER THAN
                                                                               AS EXECUTIVE OFFICER OF LTC
NAME AND BUSINESS ADDRESS             POSITION WITH LTC PROPERTIES, INC.       PROPERTIES, INC.
----------------------------------    ------------------------------------     ------------------------------------
Andre C. Dimitriadis                  Chairman of the Board and Chief
300 Esplanade Drive, Suite 1860       Executive Officer
Oxnard, CA 93030

James J. Pieczynski                   President, Chief Financial Officer
300 Esplanade Drive, Suite 1860       and Director
Oxnard, CA 93030i

Christopher T. Ishikawa               Senior Vice President and Chief
300 Esplanade Drive, Suite 1860       Investment Officer
Oxnard, CA 93030

Pamela J. Privett                     Senior Vice President, General
300 Esplanade Drive, Suite 1860       Counsel and Secretary
Oxnard, CA 93030

Edmund C. King                        Director                                 General Partner of Trouver Capital
4153 North Dover Lane                                                          Partners
Provo, UT 84604

Wendy L. Simpson                      Director                                 Executive Vice President and Chief
1125 17th Street, Suite 2100                                                   Financial Officer of Coram
Denver, CO 80202                                                               Healthcare Corporation

Sam Yellen                            Director                                 Self-employed consultant; retired
22433 Oxnard Street                                                            Partner of KPMG Peat Marwick LLP
Woodland Hills, CA 91367

                                    SCHEDULE  II

BENEFICIAL OWNERSHIP OF LTC HEALTHCARE, INC. COMMON STOCK BY EXECUTIVE OFFICERS OF LTC PROPERTIES, INC.



                                                            NUMBER OF SHARES
                                                            OF LTC HEALTHCARE,      PERCENT
                            POSITION WITH LTC               INC. COMMON STOCK       BENEFICIALLY
NAME                        PROPERTIES, INC.                BENEFICIALLY OWNED      OWNED
------------------------    -------------------------       ------------------      ------------
Andre C. Dimitriadis        Chairman of the Board and           124,318  (1)              3.7%
                            Chief Executive Officer

James J. Pieczynski         President, Chief Financial           37,298  (1)                *
                            Officer and Director

Christopher T. Ishikawa     Senior Vice President and             7,525  (1)                *
                            Chief Investment Officer


Pamela J. Privett           Senior Vice President,                9,340  (1)                *
                            General Counsel and
                            Secretary

Edmund C. King              Director                              6,460                     *

Wendy L. Simpson            Director                              4,076                     *

Sam Yellen                  Director                              6,370                     *


________________

*    Less than 1%

(1) Excludes the following options granted on May 19, 1998 for the purchase of LTC Healthcare, Inc. Common Stock: (a) Mr. Dimitriadis - 40,000; (b) Mr. Pieczynski - 35,000; (c) Mr. Ishikawa - 22,500; and (d) Ms. Privett - 22,500. Such options are not currently exercisable and become exercisable in three equal installments on each of the first, second and third anniversary of the date of grant.

                                   SCHEDULE  III

                   TRANSACTIONS EFFECTED BY LTC PROPERTIES, INC.
                              DURING THE PAST 60 DAYS



 Date                      No. of Shares              Price per Share  (1)
 ----                      -------------              --------------------
 10/5/98                   12,100                     $2.00
 10/5/98                   800                        $1.6875
 10/5/98                   200                        $2.50
 10/5/98                   200                        $2.25
 10/6/98                   200                        $2.50
 10/6/98                   2,200                      $2.25
 10/7/98                   3,900                      $2.25
 10/8/98                   2,000                      $2.25
 10/9/98                   9,000                      $2.25
 10/9/98                   20,400                     $2.125
 10/12/98                  103,000                    $2.00
 10/12/98                  200                        $1.875
 10/12/98                  9,600                      $2.1875
 10/21/98                  10,000                     $2.00
 10/22/98                  2,000                      $2.3125
 10/22/98                  30,000                     $2.1875
 10/23/98                  26,100                     $2.3125
 10/26/98                  24,300                     $2.3125
 10/27/98                  43,700                     $2.3125

                     TRANSACTIONS EFFECTED BY MR. DIMITRIADIS
                              DURING THE PAST 60 DAYS


 Date                      No. of Shares              Price per Share  (1)
 ----                      -------------              --------------------
 9/30/98                   74,318                     $0  (2)
 10/13/98                  2,400                      $2.00
 10/15/98                  19,300                     $2.00
 10/16/98                  2,000                      $2.00
 10/19/98                  3,300                      $2.00
 10/19/98                  10,000                     $2.00
 10/20/98                  8,200                      $2.00
 10/21/98                  4,800                      $2.00

____________

(1)  Excludes brokerage commissions.
(2) Represents shares received by the individual in the spin-off of LTC Healthcare, Inc. by LTC Properties, Inc. No consideration was paid by the holder in exchange for the shares of LTC Healthcare, Inc. common stock.

                      TRANSACTIONS EFFECTED BY MR. PIECZYNSKI
                              DURING THE PAST 60 DAYS


 Date                      No. of Shares              Price per Share  (1)
 ----                      -------------              --------------------
 9/30/98                   15,698                     $0  (2)
 10/20/98                  7,000                      $2.25
 10/29/98                  3,600                      $2.375
 10/30/98                  11,000                     $2.50

                       TRANSACTIONS EFFECTED BY MR. ISHIKAWA
                              DURING THE PAST 60 DAYS


 Date                      No. of Shares              Price per Share
 ----                      -------------              --------------------
 9/30/98                   7,525                      $0  (2)

                      TRANSACTIONS EFFECTED BY MS. PRIVETT
                             DURING THE PAST 60 DAYS

 Date                      No. of Shares              Price per Share
 ----                      -------------              --------------------
 9/30/98                   9,340                      $0  (2)

                        TRANSACTIONS EFFECTED BY MR. KING
                             DURING THE PAST 60 DAYS

 Date                      No. of Shares              Price per Share
 ----                      -------------              --------------------
 9/30/98                   6,460                      $0  (2)

                      TRANSACTIONS EFFECTED BY MS. SIMPSON
                             DURING THE PAST 60 DAYS

 Date                      No. of Shares              Price per Share
 ----                      -------------              --------------------
 9/30/98                   4,076                      $0  (2)

                       TRANSACTIONS EFFECTED BY MR. YELLEN
                             DURING THE PAST 60 DAYS

 Date                      No. of Shares              Price per Share
 ----                      -------------              --------------------
 9/30/98                   6,370                      $0  (2)

____________

(1)  Excludes brokerage commissions.
(2) Represents shares received by the individual in the spin-off of LTC Healthcare, Inc. by LTC Properties, Inc. No consideration was paid by the holder in exchange for the shares of LTC Healthcare, Inc. common stock.

                                   EXHIBIT INDEX


     Exhibit 1. Distribution Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

     Exhibit 2. Administrative Services Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

     Exhibit 3. Intercompany Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

     Exhibit 4. Tax Sharing Agreement, dated as of September 30, 1998, by and between LTC Properties, Inc. and LTC Healthcare, Inc.

     Exhibit 5. Amended and Restated Promissory Note, dated as of May 19, 1998, between LTC Healthcare, Inc. and LTC Properties, Inc.